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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                 SCHEDULE 13D
                               (AMENDMENT NO. 1)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        SHOREWOOD PACKAGING CORPORATION
                           (Name of Subject Company)

                                ---------------

                            CHESAPEAKE CORPORATION
                                SHEFFIELD, INC.
                                   (Bidders)

                                ---------------

                    Common Stock, $0.01 Par Value Per Share
                         (Including Associated Rights)
                        (Title of Class of Securities)

                                ---------------

                                   825229107
                     (CUSIP Number of Class of Securities)

                                ---------------

                               Thomas H. Johnson
                      President & Chief Executive Officer
                            Chesapeake Corporation
                             1021 East Cary Street
                         Richmond, Virginia 23218-2350
                                (804) 697-1000
           (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                  Copies to:
                            Gary E. Thompson, Esq.
                               Hunton & Williams
                         Riverfront Plaza, East Tower
                             951 East Byrd Street
                         Richmond, Virginia 23219-4074
                                (804) 788-8200

                                ---------------

                               December 3, 1999
            (Date of Event Which Requires Filing of This Statement)

                           Calculation of Filing Fee
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
              Transaction Valuation*                             Amount of Filing Fee**
---------------------------------------------------------------------------------------
                   $554,311,500                                         $110,863

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 * Estimated for purposes of calculating the amount of the filing fee only.
   This calculation assumes the purchase of 32,134,000 shares of common stock, par value $0.01 per share, (the "Common Stock") including associated rights to purchase preferred stock (the "Rights" and together with the Common Stock, the "Shares"), at a price per Share of $17.25 in cash. Such number of Shares consists of (i) 27,560,000 Shares outstanding as of September 1, 1999, according to the Shorewood Packaging Corporation (the "Company") Quarterly Report on Form 10-Q for the quarter ended July 31, 1999, and (ii) 4,574,000 Shares reserved for issuance under stock incentive plans and outstanding options, warrants and other rights to acquire Shares from the Company as of May 1, 1999, according to the Company's Annual Report on Form 10-K for the fiscal year ended May 1, 1999, less (iii) 100 Shares owned by Bidders.

**  1/50 of one percent of Transaction Valuation

[_]Check box if any part of this fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  None          Filing Party:Not Applicable
Form or Registration No.:Not           Date Filed:  Not Applicable
Applicable

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

                                  14D-1/13D/A

CUSIP No. 825 229 107

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1 NAME OF REPORTING PERSONS
    Chesapeake Corporation
  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
    54-0166880

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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [_]
                                                                   (b) [_]

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3 SEC USE ONLY

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4 SOURCE OF FUNDS                                                  BK; WC

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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [_]
   PURSUANT TO ITEMS 2(e) OR 2(f)

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6 CITIZENSHIP OR PLACE OF ORGANIZATION                 Commonwealth of Virginia

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7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            4,106,540 Shares(1)

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8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
   CERTAIN SHARES                                                  [_]

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9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                14.9 %

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10 TYPE OF REPORTING PERSON                                        HC; CO

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(1) On November 26, 1999, Chesapeake Corporation entered into a stock purchase agreement with an investment advisor with discretionary authority over its client's shares of Shorewood Packaging Corporation pursuant to which Chesapeake agreed to purchase 4,106,440 shares of common stock of Shorewood, subject to adjustment as set forth in the stock purchase agreement, and the investment advisor agreed that, if Chesapeake commenced a public tender offer for Shares prior to the closing of the purchase agreement, the investment advisor would use its best efforts to exercise its discretionary authority to cause its clients to tender such shares in such tender offer and execute any proxies or written consents in the form solicited by Chesapeake in any proxy or written consent solicitation commenced in connection with such tender offer.

                                  14D-1/13D/A

CUSIP No. 825 229 107

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1 NAME OF REPORTING PERSONS
    Sheffield, Inc.
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
    Applied for.

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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [_]
                                                                   (b) [_]

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3 SEC USE ONLY

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4 SOURCE OF FUNDS                                                  AF

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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [_]
   PURSUANT TO ITEMS 2(e) OR 2(f)

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6 CITIZENSHIP OR PLACE OF ORGANIZATION                      State of Delaware

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7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   100 Shares

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8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
   CERTAIN SHARES                                                  [_]

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9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                less than
                                                                   1%

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10 TYPE OF REPORTING PERSON                                        CO

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                                       3

                                 TENDER OFFER

  This Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") is filed by Sheffield, Inc., a Delaware corporation ("Purchaser"), and Chesapeake Corporation ("Chesapeake"), a Virginia corporation and the direct owner of all of the outstanding capital stock of Purchaser, relating to the offer by Purchaser to purchase all outstanding shares of common stock, $0.01 par value per share (the "Common Stock"), including the associated rights to purchase preferred stock (the "Rights" and together with the Common Stock, the "Shares"), of Shorewood Packaging Corporation, a Delaware corporation (the "Company"), not directly or indirectly owned by Chesapeake and its subsidiaries, for a purchase price of $17.25 per Share, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 3, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which collectively constitute the "Offer"). This
Schedule 14D-1 also constitutes Amendment No. 1 to the statement on Schedule 13D of Purchaser and Chesapeake filed on November 30, 1999.

Item 1. Security and Subject Company

  (a) The name of the subject company is Shorewood Packaging Corporation, a Delaware corporation. The address of the Company's principal executive offices is 277 Park Avenue, New York, New York 10172.

  (b) The class of securities to which this statement relates is the Common Stock, par value $0.01 per share, including the associated Rights, of the Company. The information set forth on the cover page and in the "Introduction" in the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

Item 2. Identity and Background

  (a)-(d); (g) This statement is filed jointly by Purchaser and Chesapeake. The information set forth on the cover page, in the "Introduction," in Section 9 and in Schedule A of the Offer to Purchase is incorporated herein by reference.

  (e)-(f) During the last five years, neither Purchaser nor Chesapeake, nor, to the best of their respective knowledge, any of the directors or executive officers of Purchaser or Chesapeake has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Past Contacts, Transactions, or Negotiations with the Subject Company

  (a)-(b) The information set forth in the "Introduction" and Sections 10 and 11 of the Offer to Purchase is incorporated herein by reference.

Item 4. Source and Amount of Funds or Other Consideration

  (a)-(c) The information set forth in Section 12 of the Offer to Purchase is incorporated herein by reference.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder

  The information set forth in the "Introduction" and Sections 7 and 11 of the Offer to Purchase is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company

  (a)-(b) The information set forth in the "Introduction" and in Sections 9 and 10 of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities

  The information set forth in the "Introduction" and in Section 10 of the Offer to Purchase is incorporated herein by reference.

Item 8. Persons Retained, Employed or to be Compensated

  The information set forth in the "Introduction" and in Section 16 of the Offer to Purchase is incorporated herein by reference.

Item 9. Financial Statement to Certain Bidders

  The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

Item 10. Additional Information

  (a) Not applicable.

  (b)-(c) The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 7 of the Offer to Purchase is incorporated herein by reference.

  (e) The information set forth in the "Introduction" and Sections 10 and 15 of the Offer to Purchase is incorporated herein by reference. See Exhibits
(g)(1) and (g)(2).

  (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, is incorporated herein by reference.

Item 11. Material to be Filed as Exhibits

  (a)(1) Offer to Purchase, dated December 3, 1999.

  (a)(2) Form of Letter of Transmittal with respect to the Shares.

  (a)(3) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(4) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(5) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (a)(6) Form of Summary Advertisement, dated December 3, 1999.

  (a)(7) Text of Press Release, dated December 3, 1999, by Chesapeake.

  (a)(8) Notice of Guaranteed Delivery.

  (b)(1) Commitment Letter, dated November 10, 1999, among Chesapeake, First Union National Bank and First Union Securities, Inc. with attached Summary of Terms and Conditions, accepted and agreed to by Chesapeake on December 2, 1999.

  (c)(1) Stock Purchase Agreement, dated November 26, 1999, by and between Ariel Capital Management, Inc. and Chesapeake Corporation.

  (d) None.

  (e) Not applicable.

  (f) None.

  (g)(1) Complaint in Chesapeake Corporation and Sheffield, Inc. v. Shore, et al., filed in the Court of Chancery of the State of Delaware on December 3, 1999.

  (g)(2) Complaint in Chesapeake Corporation and Sheffield, Inc. v. Shorewood Packaging Corporation, filed in the U.S. District Court for the District of Delaware on December 3, 1999.

                                   SIGNATURES

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 1999

                                          CHESAPEAKE CORPORATION

                                                    /s/ J. P. Causey Jr.
                                          By: _________________________________
                                                      J. P. Causey Jr.
                                              Senior Vice President, Secretary
                                                     & General Counsel

                                          SHEFFIELD, INC.

                                                    /s/ J. P. Causey Jr.
                                          By: _________________________________
                                                      J. P. Causey Jr.
                                                 Vice President & Secretary

                                 EXHIBIT INDEX

 Exhibit Description
 ------- -----------
  (a)(1) Offer to Purchase, dated December 3, 1999.
  (a)(2) Form of Letter of Transmittal with respect to the Shares.
  (a)(3) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
         Other Nominees.
  (a)(4) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees.
  (a)(5) Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9.
  (a)(6) Form of Summary Advertisement, dated December 3, 1999.
  (a)(7) Text of Press Release, dated December 3, 1999, by Chesapeake.
  (a)(8) Notice of Guaranteed Delivery.
  (b)(1) Commitment Letter, dated November 10, 1999, among Chesapeake, First
         Union National Bank and First Union Securities, Inc. with attached
         Summary of Terms and Conditions, accepted and agreed to by Chesapeake on December 2, 1999.
  (c)(1) Stock Purchase Agreement, dated November 26, 1999, by and between
         Ariel Capital Management, Inc. and Chesapeake Corporation.
  (d)    None.
  (e)    Not Applicable.
  (f)    None.
  (g)(1) Complaint in Chesapeake Corporation and Sheffield, Inc. v. Shore, et
         al., filed in the Court of Chancery of the State of Delaware on
         December 3, 1999.
  (g)(2) Complaint in Chesapeake Corporation and Sheffield, Inc. v. Shorewood
         Packaging Corporation, filed in the U.S. District Court for the
         District of Delaware on December 3, 1999.